September 10th, 2009

Via FACSIMILE

Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Craig Wilson, Senior Assistant Chief Accountant

Re:	Mobieyes Software, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 20, 2009

File No. 333-154610

Mr. Wilson:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Mobieyes Software, Inc. (the “Company”) dated September 1, 2009 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the “Registration Statement”).

SEC Letter Dated September 1, 2009

Amendment No. 3 to Form S-1

Accounting Correspondence Request:

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Company acknowledges that the staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company acknowledges that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 678.467.0122.

Sincerely,

/s/ Kevin Miller

Kevin Miller

Chief Executive Officer

Enclosure